UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant's name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]          No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On April 24, 2015, the Board of Directors of Prime Acquisition Corp. (“Prime”) determined that reliance should not be placed on its financial statements for the year ended December 31, 2013 due to Prime correcting certain errors in the recording of Prime’s business combination on September 30, 2013. Intangible assets and certain liabilities were incorrectly recognized in the purchase price allocation. The value of these intangible assets was already included in the valuation of the investment properties.

The adjustments will derecognize the net intangible assets of $5,700,127 and net below-market lease liability of $694,908. The related intangible assets amortization of $125,532, and below-market lease liability amortization of $7,841 will be reversed and reclassified into goodwill in connection to this derecognition. As a result, the total goodwill recognized will be increased from $1,791,548 to $6,914,459. The $5,122,911 increase in goodwill will then be expensed as impairment of goodwill on the consolidated statements of loss and comprehensive loss, bringing the total impairment of goodwill to $6,914,459, and loss for the year to $15,885,478.

As a result of this correction, the net loss for the year will increase from $10,880,259 to $15,885,478. The basic and diluted net loss per ordinary share will increase from $3.58 to $5.23.

This correction does not affect the Company’s underlying business operations.

Prime’s Board of Directors and management have discussed the matters described above with Prime’s current and prior auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Acquisition Corp.

Dated: April 29, 2015	By:	/s/ William Yu
Name: William Yu Title: Interim Chief Executive Officer

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